August 23, 2011

Dear Sirs,

I am writing to confirm that I resigned my position with World Health Energy Holdings, Inc. on August 23, 2011including any affiliated companies. Please make all necessary filings with any governmental authorities to notify them of my resignation, and remove my name from any publications of the company including any web sites.

Sincerely yours,

Jeremy (Gedaliah) Werblowsky